SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.)

May 23, 2002

KPNQWEST N.V.

Polaris Avenue 97
2132 JH Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

Item	Sequential Page Number
News Release—dated May 23, 2002	4

kpn/Qwest

News

KPNQWEST SUPERVISORY BOARD RESIGNS

Hoofddorp, The Netherlands, Thursday 23 May 2002 - KPNQwest N.V. today announced the resignation of the company's Supervisory Board, with immediate effect. The Supervisory Board was made up of two representatives of Qwest, two independent directors and one KPN representative.

The Company continues to discuss a standstill agreement with its senior bank group. The bank group has insisted that making certain asset sales in a timely manner would be a requirement to any standstill agreement and the Company has also not been able to conclude these asset sales to date. The banks hold a substantial portion of the Company's assets as collateral, including most of its remaining cash. There can be no assurance that any agreement will be reached.

The Company may seek protection under Dutch moratorium law, as it works with its banks and advisors to find other alternatives. The Company continues to believe that there is substantial risk that there may be no underlying value to either its debt or equity securities.

About KPNQwest
KPNQwest (NASDAQ & ASE: KQIP), a leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across an 18-country 25,000 km European footprint, interoperable with the 300,000km Qwest global network. The Company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 60 cities, 14 of them with extensive Metropolitan Area Networks, and a network of 28 ultra-secure hosting facilities, the KPNQwest CyberCentres™. For more information please visit the KPNQwest website at: www.kpnqwest.com

For further information, please contact:

Piers Schreiber
Corporate Communications - KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

Jerry Yohananov
Investor Relations – KPNQwest
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2002

KPNQwest N.V.
(Registrant)

By: J.W. Peterson

Name: J. Weston Peterson
Title: Vice President